Exhibit 12(c)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	12 Months Ended March 31,	12 Months Ended December 31,
	2007	2006	2005	2004	2003	2002
Fixed charges, as defined:
Interest on long-term debt	$124	$131	$151	$176	$201	$209
Interest on short-term debt and other interest	14	13	22	7	3	3
Amortization of debt discount, expense and premium - net	8	8	9	7	8	7
Estimated interest component of operating rentals	6	7	8	8	7	7
Preferred security distributions of subsidiaries on a pre-tax basis						13

Total fixed charges (a)	$152	$159	$190	$198	$219	$239
Earnings, as defined:
Net income	$199	$194	$147	$76	$28	$55

Add:
Income taxes	105	104	69	8	18	18
Total fixed charges as above (excluding capitalized interest and preferred security distributions of subsidiaries on a pre-tax basis)	150	158	190	197	219	225

Total earnings	$454	$456	$406	$281	$265	$298

Ratio of earnings to fixed charges	3.0	2.9	2.1	1.4	1.2	1.2

Preferred stock dividend requirements on a pre-tax basis	$27	$24	$4	$4	$5	$7
Fixed charges, as above	152	159	190	198	219	239
Total fixed charges and preferred stock dividends	$179	$183	$194	$202	$224	$246
Ratio of earnings to combined fixed charges and preferred stock dividends	2.5	2.5	2.1	1.4	1.2	1.2

(a)	Interest on unrecognized tax benefits is not included in fixed charges.